Exhibit (a)(1)(I)(i)

FORM OF COMMUNICATION TO ELIGIBLE EMPLOYEES

REJECTING THE ELECTION FORM

Date:

To:	[Eligible Employee]

From:	Vince Holding Corp.

Re:	Rejected Election Form Under Option Exchange

Unfortunately, your Election Form regarding the Option Exchange was either inaccurate, incomplete, or improperly signed and was not accepted.

If you wish to participate in the Option Exchange, please complete and execute the attached Election Form and deliver it to Vince Holding Corp. so that it is received before the Offer Expiration Date (5:00 p.m. Eastern Time on October 2, 2015, unless the Offer is extended or terminated by us), by one of the following means:

By Regular Mail:

Vince Holding Corp.

Attention: Corporate Secretary

500 Fifth Avenue, 20th Floor

New York, New York 10110; or

By email:

optionexchange@vince.com

Please ensure that you receive a confirmation of receipt from us after you submit your Election Form. If we do not receive a properly completed and signed Election Form from you before the Offer Expiration Date, all Eligible Options currently held by you will remain outstanding according to their existing terms.

You should direct questions about the Option Exchange or requests for assistance (including requests for additional copies of the Offer to Exchange, the Election Form or other documents relating to this Option Exchange) by e-mail directly to optionexchange@vince.com. You may also call 646-767-5592 and leave a voice message (9:00 a.m. to 5:00 p.m. Eastern Time, Monday through Friday).